                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                         For the Month of October 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

1. Press release dated October 25, 2001 relating to the issuance of bonds with subscription warrants pursuant to "Incentive Plan for the Year 2001."

2. Press release dated October 25, 2001 relating to a change in the registrant's major shareholders.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: October 30, 2001                           By: /s/ Toshihiro Watanabe
                                                     ---------------------------
                                                     Toshihiro Watanabe
                                                     Representative Director and
                                                     Senior Executive Vice
                                                     President

                                                                    Attachment 1

For Immediate Release
---------------------

        Trend Micro Notice of the Issuance of Bonds with Subscription
                   Warrants pursuant to the "Incentive Plan"

Tokyo, Japan - October 25, 2001 - Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security solutions, today adopted the following resolutions regarding the issuance of the bonds with subscription warrants at the meeting of the Board of Directors of the Company held on October 25, 2001.

     Pursuant to the Company's "Incentive Plan for the Year 2001," the purpose of the issuance of bonds with subscription warrants is to grant subscription warrants to certain directors and employees of the Company as well as to certain directors and employees of the Company's subsidiaries.

     The summary of the issuance of bonds with subscription warrants is as follows.

1.   Name of the bonds
     Trend Micro Incorporated Eighth Series of Unsecured Bonds with Subscription Warrants

2.   Total amount of bonds to be issued
     6 billion yen

3.   Price of each bond
     100 million yen

4.   Type of bond
     Only bearer type

5.   Price of bond at issue
     Undecided (It will be decided at the meeting of the Board of Directors to be held on November 1, 2001).

6.   Interest rate
     Undecided

7.   Redemption price
     100 yen par value of 100 yen

8.   Term of redemption
     November 19, 2004

9.   Application period
     From November 5, 2001 until November 15, 2001

10.  Date of payment
     November 19, 2001

11.  Subscription method
     Daiwa Securities SMBC Co., Ltd. shall purchase the total amount.

12.  Security, guarantee
     There is no collateral or guarantee, and there is no asset serving as a back up for the bonds.

13.  Special agreements
     "Negative Pledge," "Net profit maintenance," and "Switching bond type from unsecured to secured."

14.  Cancellation of the purchase
     From the day after the date of the issuance, as long as the total value of the shares that can be obtained by then unexercised subscription warrants does not exceed the total value of the outstanding bonds, cancellation of the purchase of the bonds is allowed.

15.  Method and period of interest payment
          (1) From the day after the date of the issuance until the redemption date, the interests will be paid first on May 19, 2002 for all the interest payments due by then, and from thereafter, six-months worth of interest will be paid on every May 19 and November 19.
          (2) If the banks are closed on the day when interests are to be paid, then, the date of interest payment shall be moved to the prior bank business day.
          (3) When paying less-than-six-months worth of interests, interests should be calculated according to the calendar.
          (4)  No interest will be paid after the redemption date.

16.  Place where principal and interest shall be paid
     The Toyo Trust and Banking Co., Ltd., Head Office
     Daiwa Securities SMBC Co., Ltd., Head Office and Osaka Branch

17.  Underwriting company
     Daiwa Securities SMBC Co., Ltd.

18.  Regarding subscription warrants
     (1) Ratio of the bond to the share obtained by the subscription warrant For every 1 million yen par value bond price, total issue price of par value shares of common stock issuable upon exercise of the subscription warrant shall be granted 100%. Each subscription warrant certificate represents the right to obtain 1 million yen worth of new shares.

     (2) Total amount of the issue price of shares issuable upon exercise of the subscription warrants
          6 billion yen

     (3) Type of shares issuable upon exercise of the subscription warrant Common stock of the Company

     (4)  Conditions of exercise of the subscription warrants
          Issue price per share ("exercise price") of shares issuable upon exercise of the subscription warrants is undecided. It will be decided at the meeting of the Board of Directors to be held on November 1,
          2001).
          Number of shares issuable upon exercise of the subscription warrant is as follows:

                                    The total value of subscription warrant certificates submitted by the warrantholder for the exercise of the warrant
Number of shares             =        ------------------------------------------------------------------
                                                                Exercise price

     Any fraction less than one share shall be disregarded. The adjustment of the exercise price will take the market-price format.

     (5)  Exercise period of the subscription warrants:
          From November 2, 2002 through November 12, 2004. If bond acceleration occurs, no subscription warrant may be exercised thereafter.

     (6)  Partial exercise of the subscription warrant
          No subscription warrant may be partially exercised.

     (7)  Transfer of the subscription warrants
          Subscription warrant detachable from the bond can be transferred. However, pursuant to the Company's and/or its subsidiary's memorandum, the Company's directors and employees as well as the subsidiary's directors and employees cannot transfer the subscription warrants.

     (8) The portion of the issue price of the shares to be issued upon exercise of the subscription warrant which will not be transferred to stated capital
          The balance of the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) remaining after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall mean an amount obtained by multiplying the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) by 0.5, with any fraction of one yen occurring as a result of such calculation to be rounded up to a full yen.

     (9)  Payment in kind
          Not applicable

     (10) Effectiveness of exercise of the subscription warrants
          The exercise of the subscription warrants shall become effective if the certificate evidencing the relevant subscription warrant, documents required for exercise of the subscription warrant and cash payment reach the place for handling payments.

     (11) Dividends payable on shares to be issued upon exercise of the subscription warrants
          Any annual dividend or interim dividend payable on shares issuable upon exercise of the subscription warrants with respect to the Dividend Accrual Period (as defined below), during which the relevant date of exercise falls, shall be paid for the full Dividend Accrual Period as if the exercise had taken effect at the beginning of such Dividend Accrual Period. The "Dividend Accrual Period" means each six-month period ending on June 30 and December 31 in each year.

     (12) Place for accepting the request for exercise of the subscription warrant
          The registered head office of the Company

     (13) Place for handling payments resulting from exercise of the subscription warrant
          The registered head office of The Toyo Trust and Banking Co., Ltd.

     (14) Method of delivery of share certificates
          Share certificates will be delivered by the corporate agency department of The Toyo Trust and Banking Co., Ltd. as soon as after the relevant subscription warrant is exercised. No certificates will be issued for any fractional shares.

19.  Registration agency
     The Toyo Trust and Banking Co., Ltd.

20. Any other matters required for the issuance of the Bonds of Subscription Warrants will be decided at a meeting of the Company's board of directors to be held hereafter and entrusted to the representative director of the Company.

21. The subscription warrants to be issued by the Company will be fully repurchased by the Company from Daiwa Securities SMBC Co., Ltd. Then, they will be partly granted to certain directors of the Company as part of director compensations and partly offered to certain employees of the Company and to the Company's subsidiaries.

Offering of Subscription Warrants for Sale
------------------------------------------

1.   Name of certificates
     Trend Micro Incorporated Subscription Warrants (Eighth)

2.   Holder of certificates to be sold
     Trend Micro Incorporated

3.   Number of certificates to be sold
     5,400

4.   Minimum unit for application
     One certificate

5.   Period during which applications will be accepted
     From November 5, 2001 through November 15, 2001

6.   Date of delivery
     November 20, 2001

7.   Place where applications will be accepted
     At the holder of certificates as stated in 2 above

8.   Miscellaneous
     (1) Offering price per certificate, the aggregate offering prices and other details will be decided at the meeting of the Board of Directors to be held on November 1, 2001.
     (2) This offer for sale will be made to certain employees of the Company and to the Company's subsidiaries.

About Trend Micro
Trend Micro, Inc. is a leader in antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. For additional information and evaluation copies of all Trend Micro products, visit http://www.antivirus.com or http://www.trendmicro.com.

                                      ###

For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp

                                                                    Attachment 2

For Immediate Release
---------------------

Trend Micro Announces Notice of Change of Major Shareholder

  Tokyo, Japan - October 25, 2001 - Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security solutions, reported that there was a change in its major shareholders as of October 24, 2001.

1.    Reason for Change

Due to exercise of the warrants (1st to 4th Series) issued by Trend Micro, the shareholding ratio of Gainway Enterprises Limited, which is a major shareholder, decreased in relation to the number of the issued and outstanding shares of Trend Micro.

2.    Name, etc. of Relevant Shareholder
 (1) Name:  Gainway Enterprises Limited

 (2) Location of Principal Place of Business:
     P.O. Box 3151, Roadtown, Tortola, British Virgin Islands
 (3) Representative: Liao Hsueh-Hsuan
 (4) Main Activity:  Asset Management

3. Number of Shares Held by Gainway Enterprises and Shareholding Ratio in relation to Number of Issued and Outstanding Shares of Trend Micro

---------------------------------------------------------------------------------------------------------
                                     Number of Shares       Shareholding Ratio in        Rank in Major
                                           Held             relation to Number of         Shareholders
                                                         Issued and Outstanding Share
---------------------------------------------------------------------------------------------------------
Before the Change (As of                13,194,000                   10.01.                    3rd
September 30, 2001)
---------------------------------------------------------------------------------------------------------
After the Change                        13,194,000                   9.99.                     3rd
---------------------------------------------------------------------------------------------------------

About Trend Micro

Trend Micro, Inc. is a leader in antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. For additional information and evaluation copies of all Trend Micro products, visit http://www.antivirus.com or http://www.trendmicro.com.
                                  -------------------------
                                             ###
For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp
-------------------